Exhibit 14

CODE OF ETHICS

INNOSPEC INC. DEMANDS THAT ITS DIRECTORS, OFFICERS AND EMPLOYEES MAINTAIN THE HIGHEST ETHICAL STANDARDS IN CARRYING OUT BUSINESS ACTIVITIES. This Code expresses the principles of our business ethics and is intended to assist all directors, officers and employees in meeting the high standards of personal and professional integrity required of them. Strict adherence to the provisions of this Code is a condition of employment.

This Code applies to all directors, officers and employees (“employees”) of Innospec Inc., its subsidiary companies and any joint ventures that adopt this Code (“the Company”).

General Policy

The Company observes both the letter and the spirit of the laws of every country where it conducts business.

In any situation not governed by statute or explicit regulations, or where the law is ambiguous or conflicting, the Company’s affairs will be conducted in accordance with the Company’s high standards of business practice.

As the Company operates internationally it may encounter laws and customs applicable in one country which conflict with the law of another. Such instances should be referred to the Corporate Secretary for advice.

Policies

1.	Responsibility and Accountability

Each employee has the personal responsibility to ensure that his or her actions comply with this Code and any and all applicable governmental laws, rules and regulations. If you have any questions or concerns about illegal or unethical acts, you may discuss the matter on an anonymous basis with the Corporate Secretary (see Section 17 “Reporting Concerns (Whistleblowing)” for further details).

Each employee is expected to read the entire Code and to adhere to its principles. Failure to abide by this Code or the law will lead to disciplinary measures appropriate to the violation, up to and including dismissal.

2.	Additional Responsibilities of Directors and Senior Officers

Directors and senior officers (including senior financial officers) are expected to demonstrate leadership on ethical matters and to observe the highest standards of ethical conduct. These individuals are responsible for promoting open and honest communications within the Company and must show respect and consideration for each Company employee. They must at all times be diligent in observing this Code and in being alert for instances of unethical or illegal conduct.

3.	Quality of Public Disclosures

The Company has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the Company’s financial condition and results of its operations. Our public communications, including reports and documents filed or submitted to the US Securities and Exchange Commission, such as a 10Q, 10K, Annual Report and Proxy Statement shall include full, fair, accurate and understandable disclosure and shall be made in a timely manner.

4.	Conflicts of Interest

An employee’s primary employment obligation is to the Company. No employee shall engage in any business or other activity whether in an employed, self-employed or unpaid capacity which may give rise to a conflict with the Company’s interests.

General Guidance. Business decisions and actions must be based on the best interests of the Company, and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgement on behalf of the Company. General guidelines to help employees better understand several of the most common examples of situations that may cause a conflict of interest are listed below. However, employees are required to disclose to the Corporate Secretary any situation that may be, or appears to be, a conflict of interest. When in doubt, it is best to disclose.

Senior Officers. Senior officers must disclose to the board of directors any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

Outside Employment. Employees may not work for or receive payments for services from any competitor, customer, distributor or supplier of the Company without the advance approval of the Corporate Secretary. Any outside activity must be strictly separated from Company employment and should not harm the Company’s interests, the business of the Company or job performance at the Company.

Board Memberships. Serving on the board of directors or a similar body for an outside company or government agency requires the advance approval of the Corporate Secretary. Helping the community by serving on boards of not-for-profit or charitable community organisations is encouraged, and does not require prior approval. However, in all cases employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Family Members and Close Personal Relationships. Employees may not seek to obtain special treatment from the Company for family members or friends or for businesses in which family members or friends have an interest.

Investments. Employees may not allow their investments to influence, or appear to influence, their independent judgement on behalf of the Company. The appearance of a conflict of interest is most likely to arise if an employee has an investment in a competitor, supplier, customer, or distributor and his decisions may have a business impact on this outside party. If an employee has any doubt about how an investment might be perceived, it should be disclosed to the Corporate Secretary.

Employees are also prohibited from directly or indirectly buying, or otherwise acquiring rights to any property or materials, when the employee knows that the Company is or may be interested in pursuing such an opportunity.

5.	Fraud or Other Criminal Conduct

The Company is committed to the elimination of fraud or other criminal offences, to the rigorous investigation of any suspected wrong doing, and, where fraud or other criminal act is proven, to ensure that wrong doers are appropriately dealt with.

If you believe you have good reason to suspect a colleague or other person of a fraud or an offence involving the Company or a serious infringement of Company rules, such as:

•	theft of Company property

•	abuse of Company property or abuse of a position of trust

•	deception or falsification of records (eg: fraudulent financial reporting, fraudulent time or expense claims)

you should take the action outlined in paragraph 17 of this Code – Reporting Concerns (Whistleblowing).

6.	Antitrust Compliance

The Company competes vigorously for business and is committed to complying with the antitrust and competition laws of those jurisdictions where its products and services are manufactured and sold. Employees shall not engage in practices that would constitute a violation of applicable antitrust and competition laws. Employees shall comply with the Company’s Competition Law Compliance Policy and Guidelines.

7.	Commercial and Political Inducement Payments

An employee must not offer or receive bribes or other payments which are intended to influence a business decision or compromise independent judgement; must not give money, services or gifts in order to obtain business for the Company, and must not receive money, services or gifts for having given Company business to an individual or organisation.

With regard to government and other officials all employees must comply with the Company’s Foreign Corrupt Practices Act Compliance Policy.

8.	Stock Trading

Before trading in the shares of Innospec Inc. employees shall comply with the policy on Trading in Innospec Inc. Stock. An employee shall not buy or sell the stock of Innospec Inc. when in possession of material non-public information that might reasonably be expected to affect the market value of the stock.

9.	Health, Safety and the Environment

The health and safety of our employees and any other person who may be affected by our operations is paramount. The Company and its employees will act positively to prevent injury, ill health, damage and loss arising from its operations as well to comply with all regulatory or other legal requirements pertaining to safety, health and the environment.

All employees are required to be aware of health, safety and environmental issues and to be familiar with applicable laws and Company policies applicable to their area of business.

10.	Political Contributions

No funds or assets of the Company may be contributed to any political party or organisation or to any individual who either holds public office or is a candidate for public office except where such a contribution is permitted by applicable law and has been authorised by the Chief Executive Officer and Corporate Secretary.

11.	Confidentiality

Each employee is required to keep confidential and not to disclose or use the confidential information belonging to the Company or belonging to a third party which has been received by the Company pursuant to a confidentiality agreement or received by the Company in circumstances where it is clear that the information is proprietary and confidential. Furthermore employees shall comply with the terms of all confidentiality or other agreements relating to information received from third parties. The foregoing shall not apply where the disclosure is made with the written consent of the Company or where the disclosure is required by law. Any documents or media containing confidential information must be given up to the Company when the employee leaves the Company’s employment.

The following is a non-exclusive list of confidential information:

(i)	the financial and sales results of the Company, before they are in the public domain.

(ii)	trade secrets, including any business or technical information, such as formulae, recipes, processes, research programmes or information that is valuable because it is not generally known.

(iii)	any invention or process developed by an employee using Company facilities or trade secret information resulting from any work for the Company, or relating to the Company’s business.

(iv)	proprietary information such as customer sales lists and customers’ confidential information.

(v)	any transaction that the Company is or may be considering which had not been publicly disclosed.

12.	Corporate Opportunities

Employees are prohibited from:

(i)	taking for themselves personally opportunities that are discovered through the use of Company property, information or position;

(ii)	using Company property, information or position for personal gain; and

(iii)	competing with the Company.

Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

13.	Unsolicited Gifts

From time to time employees may be presented with gifts from other business organisations. Any such gift which is offered, or is possibly offered, in the expectation of, or to solicit, favourable consideration of any nature must be refused and the fact of its having been offered, reported immediately to management.

Employees must not accept services, goods, entertainment, favours or any form of recompense of more than $50 from any supplier, contractor, sub-contractor, agent, customer or competitor, unless they receive the approval of their line manager for gifts over $50 and the additional approval of Legal & Compliance for gifts over $100.

There are certain situations in which an employee may accept a personal benefit from someone with whom they transact business, such as:

(i)	accepting something of value if the benefit is available to the general public under the same conditions.

(ii)	accepting travel arrangements, accommodations and entertainment of reasonable value in the course of a meeting or other occasion to conduct business or foster business relations.

(iii)	accepting meals or refreshments provided the value received from any one government official or state-owned enterprise does not exceed $150 per meal and does not occur more than twice in any 12 month period.

No cash gifts or loans are permitted.

14.	Fair Dealing

Each employee should undertake to deal fairly with the Company’s customers, suppliers, competitors and employees. Additionally, no one should take advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

Employees must disclose prior to or at the commencement of their employment the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with the Company. Copies of such agreements should be provided to permit evaluation of the agreement in light of the employee’s position. In no event shall an employee use any trade secrets, proprietary information or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of the Company.

15.	Protection and Proper Use of Company Property

All employees should protect the Company’s property and assets and ensure their efficient and proper use. Theft, carelessness and waste can directly impact the Company’s profitability, reputation and success. Permitting Company property (including data transmitted or stored electronically and computer resources) to be damaged, lost, or used in an unauthorised manner is strictly prohibited. Employees may not use the Company’s or any other official stationery for personal purposes.

16.	Directors Loans and Expenses

Company Policy

The Company policy is that no loans or quasi-loans should be made to any director or senior executive.

Difficult questions may arise as to whether expense arrangements amount to the making of a loan, accordingly:

1.	Prior to entering into any transaction or arrangement where doubt arises advice should be sought from the General Counsel as to whether the transaction or arrangement is permissible and, if so, the procedure that must be followed.

2.	The private (ie: family or non-business) elements of any business travel arrangements should be quantified and paid for by a director or senior executive.

3.	Foreign currency and/or travellers cheques provided to directors and senior executives should not exceed $5,000 and should not be used for private expenses. Upon return from a business trip, unused currency or travellers cheques should be returned to the Company immediately, together with an expense report to account for those used.

17.	Reporting Concerns (Whistle Blowing)

The Company takes a very serious view of any fraudulent behaviour, serious malpractice or any other violation of this Code, and any such will be investigated. If evidence of such occurrence comes to light, it will be dealt with quickly and disciplinary action will be taken against any employee found guilty of such actions. The disciplinary action taken will be appropriate to the violation, up to and including dismissal.

Any employee who suspects that there are violations of this Code or other serious misconduct is encouraged to report it to the Company. In return, the Company agrees to protect any such employees from reprisals and to respect confidentiality. Any victimisation of employees reporting malpractice or attempt to deter them from raising such a concern will be treated as a serious disciplinary offence.

Reporting Procedure. If any employee reasonably suspects that there are violations of this Code or other serious misconduct, then he or she should report this immediately to their own line manager. Line Managers must report such issues immediately to the General Counsel. However, if for any reason they are reluctant to do so, then they should report their concerns using the specially designated multi-lingual whistle blowing hotline service with Expolink. Details of the service and freephone numbers have been distributed to all employees and are available on the Intranet. Reports will be passed to:

1.	the General Counsel; or

2.	the Chairman of the Corporate Governance Committee.

Feedback will be provided to the caller if requested.

Under no circumstances should employees speak to representatives of the press, radio, TV or other third party unless expressly authorised by the Chief Executive Officer.

18.	Administration and Waiver of Code of Ethics

This Code shall be administered and monitored by the Company’s board of directors. Any questions and further information on this Code should, in the first instance, be directed to the Corporate Secretary.

Employees of the Company are expected to follow this Code, and to represent the Company (and its subsidiaries) in a responsible manner in all regions and territories, at all times. Generally, there should be no waivers to this Code. However, in rare circumstances conflicts may arise that necessitate waivers. Waivers will be determined on a case-by-case basis by the Company’s Chief Executive Officer, together with the Corporate Secretary, who may consult with the Company’s outside legal counsel, if necessary.

Waivers for directors and executive officers and senior financial officers, however, must be determined by the board of directors. For members of the board of directors, executive officers and senior financial officers, the board of directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code, and all such deviations or waivers shall be disclosed promptly to our shareholders.